Filed by Willow Grove Bancorp, Inc.
                                                   (Commission File No. 0-49706)


                                Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Chester Valley Bancorp Inc.
                                                   (Commission File No. 0-18833)

[LOGO] Chester Valley Bancorp, Inc.            [LOGO] Willow Grove Bancorp, Inc.

                                                                 August 17, 2005

Dear Chester Valley Bancorp Shareholder:

      The merger of Chester Valley Bancorp Inc. ("CVAL") with and into Willow Grove Bancorp, Inc. ("WGBC") has been approved by the shareholders of CVAL and WGBC, and by the requisite bank regulatory agencies, and subject to the fulfillment of some additional pending conditions, is currently expected to be completed after the close of business on August 31, 2005. As a result of the merger, each of your shares of CVAL common stock will be converted into the right to receive either shares of WGBC common stock or cash, subject to the election and proration procedures set forth in the Agreement and Plan of Merger between WGBC and CVAL, a copy of which was included in the Joint Proxy Statement/Prospectus previously provided to you.

      Registrar and Transfer Company has been designated as the exchange agent with responsibility for exchanging your CVAL stock certificate(s) into WGBC stock certificate(s) and/or cash. To make your election, please complete the Election Form/Letter of Transmittal and return it along with your CVAL stock certificates(s) to Registrar and Transfer Company in the enclosed self-addressed return envelope. Do not send your CVAL stock certificate(s) to CVAL or WGBC. The Election Form/Letter of Transmittal and your stock certificate(s) must he received by Registrar and Transfer Company no later than 5:00 p.m. Eastern Time, on September 9, 2005 (the "Election Deadline") in order for your election to be effective. Shareholders not submitting a properly completed Election Form/Letter of Transmittal by the Election Deadline will be deemed to have no preference with respect to the form of consideration they receive and will receive shares of WGBC common stock, cash or a combination of both as determined in accordance with the terms of the Agreement and Plan of Merger.

      All of the documents necessary to complete your election are included in this package. Please review all of the documents carefully and make certain the Election Form/Letter of Transmittal is properly completed, dated and signed, and together with your CVAL stock certificate(s) and any additional required documents is delivered to Registrar and Transfer Company in a timely fashion. If you hold your shares of CVAL common stock through a broker, investment dealer, bank, trust company or other intermediary, you should contact that intermediary as soon as possible for instructions and assistance in delivering those shares of CVAL common stock. Questions concerning the Election Form/Letter of Transmittal should be directed to Registrar and Transfer Company at 1-800-368-5948 (tollfree).

      It is in your best interest to submit your Election Form/Letter of Transmittal, CVAL stock certificate(s) and any other required documentation before the Election Deadline. Following the completion of the merger, until your CVAL stock certificate(s) have been surrendered you will not receive any certificates representing the WGBC common stock (or any dividends declared thereupon) or cash which may be issuable in exchange for your CVAL common stock. No interest will be accrued and/or paid on the cash payable in exchange for shares of CVAL common stock pending surrender of your stock. In addition, failure to make an election or to submit a properly completed Election Form/Letter of Transmittal together with the CVAL stock certificate(s) and any other required documentation before the Election Deadline could reduce your opportunity to receive the merger consideration in the form you desire.

      Please give this matter your prompt attention.

                                           Very truly yours,


/s/ Donna M. Coughey                       /s/ Frederick A. Marcell Jr.
Donna M. Coughey                           Frederick A. Marcell Jr.
President and Chief Executive Officer      President and Chief Executive Officer
Chester Valley Bancorp Inc.                Willow Grove Bancorp, Inc.


Additional Information and Where to Find It. In connection with the proposed merger, a registration statement on Form S-4 and an amendment thereto were filed with the SEC and the registration statement became effective on April 27, 2005. SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Shareholders are able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Chester Valley Bancorp by calling Joseph T. Crowley, or from Willow Grove Bancorp by calling Christopher E. Bell.

                     ELECTION FORM AND LETTER OF TRANSMITTAL

This Election Form is being delivered in connection with the Agreement and Plan of Merger (the "Merger Agreement") between Chester Valley Bancorp Inc. and Willow Grove Bancorp, Inc. whereby Chester Valley Bancorp Inc. will merge with and into Willow Grove Bancorp, Inc.

                 EXCHANGE AGENT: REGISTRAR AND TRANSFER COMPANY
   To be effective, this Election Form must be received by the Exchange Agent no later than 5:00 p.m. Eastern ime on September 9, 2005 together with the stock certificate(s) representing such shares of
                    Chester Valley Bancorp Inc. common stock.
       Please read the instructions carefully before completing this form.
                         For assistance: (800) 368-5948

Mailing Address:                                 By Hand:
Registrar and Transfer Company                   Registrar and Transfer Company
Attn: Reorg/Exchange Dept.                       Attn: Reorg/Exchange Dept.
P.O. Box 645                                     10 Commerce Drive
Cranford, New Jersey 07016-0645                  Cranford, New Jersey 07016

--------------------------------------------------------------------------------
                     DESCRIPTION OF CERTIFICATES SURRENDERED
--------------------------------------------------------------------------------
               Certificate(s) Enclosed (Attach List if necessary)
--------------------------------------------------------------------------------
          (See Instructions)                   |Certificate  | Total Number of
  Name(s) and Address of Registered            |Number(s)    |Shares Represented
          Holder(s) Number(s)                  |             | by Certificate(s)
--------------------------------------------------------------------------------
                                               |             |
                                               |-------------|------------------
                                               |             |
                                               |-------------|------------------
                                               |             |
                                               |-------------|------------------
                                               |             |
                                               |-------------|------------------
                                               |TOTAL SHARES |
-------------------------------------------------------------------------------
[_] Check the box to the left if you have lost any of your Chester Valley Bancorp Inc. stock certificates and complete the Affidavit For Lost Stock Certificates on the reverse side (See Instruction B(5)).
-------------------------------------------------------------------------------

     ELECTION OPTIONS (MARK ONLY ONE BOX) EXPIRATION 5:00 P.M. EASTERN TIME
                   ON SEPTEMBER 9, 2005 (See Instruction A(3))

[_] ALL STOCK ELECTION: Exchange all shares of Chester Valley Bancorp Inc. common stock for shares of Willow Grove Bancorp, Inc. common stock (at an exchange ratio of 1.4823 Willow Grove shares for each Chester Valley share), plus cash in lieu of any fractional shares ("Stock Election"). No fractional shares of Willow Grove Bancorp, Inc. common stock will be issued and you will receive a cash payment in lieu of any fractional shares.
[_] ALL CASH ELECTION: Exchange all shares for cash ($27.90 per share) ("Cash Election").
[_] COMBINATION STOCK/CASH ELECTION: Exchange _______________ shares of Chester Valley Bancorp Inc. common stock for Willow Grove Bancorp, Inc. common stock and the remainder in cash ("Combination Election"). (Please write in the blank the number of shares you would like to exchange for Willow Grove Bancorp, Inc. common stock.) If the amount of shares covered by the Combination Election is less than the number of shares represented by the certificate(s) being delivered, the shares for which no election has been made will be deemed "No Election" shares. If the amount is greater, your Cash Election shares or Stock Election shares will be reduced to the extent necessary. No fractional shares of Willow Grove Bancorp, Inc. common stock will be issued and you will receive a cash payment in lieu of any fractional shares.
[_] NO ELECTION: No preference with respect to the receipt of either Willow Grove Bancorp, Inc. common stock or cash.

IMPORTANT: IF YOU DO NOT SELECT AN OPTION OR SELECT MORE THAN ONE, IT WILL BE ASSUMED THAT AS TO THESE SHARES YOU HAVE NO PREFERENCE AND THE SHARES SHALL BE DESIGNATED NO ELECTION SHARES. IN ADDITION, YOUR ELECTION IS SUBJECT TO CERTAIN LIMITS AND ALLOCATION PROCEDURES SET FORTH IN THE MERGER AGREEMENT.

                                 ---------------

      All elections are subject to adjustment. It is understood that this election is subject to the terms, conditions and limitations set forth in the Merger Agreement and this Election Form. In particular, all elections are subject to the limitation that, on an aggregate basis, 64.76% of Chester Valley Bancorp Inc. common stock will be converted into Willow Grove Bancorp, Inc. common stock and 35.24% of Chester Valley Bancorp Inc. common stock will be converted into cash. Willow Grove Bancorp, Inc. cannot, therefore, ensure that all Chester Valley Bancorp Inc. shareholders will receive their election choices. Adjustments to the elections will be made in accordance with the allocation and proration procedures set forth in the Merger Agreement that is attached as Appendix A to the Joint Proxy Statement/Prospectus dated April 27, 2005.

      The undersigned represents and warrants that the undersigned has full power and authority to submit, sell, assign and transfer the above described shares of Chester Valley Bancorp Inc. common stock and that when accepted for exchange by Willow Grove Bancorp, Inc. it will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances. The undersigned irrevocably constitutes and appoints the Exchange Agent as the true and lawful agent and attorney-in-fact of the undersigned with full power of substitution to exchange certificates formerly representing shares of Chester Valley Bancorp Inc. together with accompanying evidence of transfer and authenticity, for certificates representing shares of Willow Grove Bancorp, Inc. common stock or cash, as set forth under "Election Options" and as provided in the Merger Agreement. Delivery of the enclosed certificate(s) shall be effected, and the risk of loss and title to such certificate(s) shall pass, only upon proper delivery thereof to the Exchange Agent. All authority herein conferred shall survive the death or incapacity of, and any obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of, the undersigned.

 HOLDERS OF SHARES OF CHESTER VALLEY BANCORP INC. COMMON STOCK MUST SIGN BELOW Please make sure that you complete the Substitute Form W-9 on the reverse side.

--------------------------------------------------------------------------------
PLEASE SIGN HERE:

-------------------------------------  |  --------------------------------------
Signature of Owner                     |  Signature of Owner
                                       |
-------------------------------------  |
Taxpayer Identification Number
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
The signature (or signatures, in the case of certificates owned by two or more holders) must appear exactly as the name(s) appears on the stock certificate(s). If holders improperly complete this section, such holders' elections will not be effective and they will be designated as Non-Electing Shareholders. (See Instruction A(7)). If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or others acting in a representative or fiduciary capacity, set forth full title. See Instruction B(1).
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                          MEDALLION SIGNATURE GUARANTEE
                  Required only if Special Payment Instructions
                                  are provided.
                        (See Instructions B(1) and B(2))



The signature(s) should be guaranteed by an eligible financial institution or a member of a registered national securities exchange or the NASD pursuant to Securities and Exchange Commission Rule 17Ad-15.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                          SPECIAL PAYMENT INSTRUCTIONS
                (If applicable - See Instructions B(2) and B(3))

To be completed ONLY if certificates or cash payments are to be issued and mailed to OTHER than the registered holder(s). Stock must be properly assigned and signatures guaranteed. For additional payment instructions, please attach additional sheet.
Issue and mail certificates and/or cash payments to (please print):
Name:
     ---------------------------------------------------------------------------
Address:
        ------------------------------------------------------------------------
                                                                 (Zip Code)
Taxpayer Identification or
Social Security Number of Recipient
                                   ---------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                          SPECIAL MAILING INSTRUCTIONS
                     (If applicable - See Instruction B(4))

To be completed ONLY if certificates or cash payments are to be issued to the registered holder(s) but mailed to OTHER than the address of record as indicated above. For additional payment instructions, please attach additional sheet. Mail certificates and/or cash payments to (please print):

Name:
     ---------------------------------------------------------------------------
Address:
        ------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                  (Zip Code)
--------------------------------------------------------------------------------

Additional Information and Where to Find It. In connection with the proposed merger, a registration statement on Form S-4 and an amendment thereto were filed with the SEC and the registration statement became effective on April 27, 2005. SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Shareholders are able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Chester Valley Bancorp by calling Joseph T. Crowley, or from Willow Grove Bancorp by calling Christopher E. Bell.

--------------------------------------------------------------------------------
                    PAYER'S NAME: Willow Grove Bancorp, Inc.
--------------------------------------------------------------------------------
SUBSTITUTE
Form W-9
Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer
Identification Number
(See Instruction B(7))
Please fill in your name and address below.

--------------------------------------------------------------------------------
Name

--------------------------------------------------------------------------------
Business name, if different from above

Check appropriate box:

[_]  Individual/Sole proprietor                  [_]   Corporation
[_]  Partnership                                 [_]   Other
                                                            --------------------

--------------------------------------------------------------------------------
Address (number and street)

--------------------------------------------------------------------------------
City, State and Zip Code
--------------------------------------------------------------------------------
Part 1 -- TAXPAYER IDENTIFICATION NO. - FOR ALL ACCOUNTS ENTER YOUR TAXPAYER IDENTIFICATION NUMBER IN THE APPROPRIATE BOX. FOR MOST INDIVIDUALS AND SOLE PROPRIETORS, THIS IS YOUR SOCIAL SECURITY NUMBER. FOR OTHER ENTITIES, IT IS YOUR EMPLOYER IDENTIFICATION NUMBER. IF YOU DO NOT HAVE A NUMBER, SEE "HOW TO OBTAIN A TIN" IN THE ENCLOSED GUIDELINES.
Note: If the  account  is in more than one name,  see the chart on the  enclosed
      Guidelines to determine what number to enter.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            Social Security Number(s)

                                       OR

--------------------------------------------------------------------------------
                        Employer Identification Number(s)

--------------------------------------------------------------------------------

Part 2 -- Certification -- For Payees Exempt from Backup Withholding (see enclosed Guidelines) - Under penalties of perjury, I certify that:

(1) The number shown on the form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and
(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3)   I am a U.S. person (including a U.S. resident alien).
--------------------------------------------------------------------------------
Part 3 --

Awaiting TIN  [_]
--------------------------------------------------------------------------------
Certificate Instructions -- You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return and you have not been notified by the IRS that you are no longer subject to backup withholding. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to and individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the enclosed Guidelines).

SIGNATURE                                         DATE                  , 20
         --------------------------------------       ------------------    ----
--------------------------------------------------------------------------------
NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING AT THE APPLICABLE WITHHOLDING RATE OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE MERGER. PLEASE REVIEW INSTRUCTION B(7) FOR ADDITIONAL INFORMATION.

       YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX
                        IN PART 3 OF SUBSTITUTE FORM W-9


--------------------------------------------------------------------------------
             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to you within 60 days, you are required to withhold the applicable withholding rate of all reportable payments thereafter made to me until I provide a number.
                                                                        , 20
--------------------------------------  --------------------------------    ----
               Signature                              Date
--------------------------------------------------------------------------------

                                  INSTRUCTIONS
A. Special Conditions

1. Time in which to Make an Election. To be effective, a properly completed Election Form accompanied by the stock certificate(s) representing all of the holder's shares of Chester Valley Bancorp Inc. common stock must be received by Registrar and Transfer Company, the Exchange Agent, not later than 5:00 p.m., Eastern Time on September 9, 2005 ("Election Deadline"). Holders of Chester Valley Bancorp Inc. common stock whose Election Forms and certificate(s) are not so received or who revoke their Election Form will be considered Non-Electing Shareholders. See Instruction A(7) below. The method of delivery of all documents is at the option and risk of the Chester Valley Bancorp Inc. shareholder, but if sent by mail, registered mail, properly insured, with return receipt requested, is recommended.

2. Description of Certificates. Insert in the box at the top of the Election Form marked "Description of Certificates Surrendered" the certificate number(s) of the Chester Valley Bancorp Inc. common stock certificate(s) that you are surrendering herewith, the number of shares represented by each certificate, and the name(s) and address(es) of the registered owners of such certificates. If the space provided is insufficient, attach a separate sheet listing this information.

3. Election Options. In the section titled "Election Options," indicate whether you would like to receive in exchange for your shares of Chester Valley Bancorp Inc. common stock, only shares of Willow Grove Bancorp, Inc. common stock, only cash, a combination of Willow Grove Bancorp, Inc. common stock and cash or "No Election." Mark only one selection. The Merger Agreement limits the amount of cash and the amount of Willow Grove Bancorp, Inc. common stock that can be issued in the Merger, and it thus may not be possible for all elections to be honored in full. To find out more about these limits and the allocation method that will be used, please see "Merger Consideration and Election Procedures," and "Procedures for Exchanging Chester Valley Stock Certificates" on pages 51 and 54 of the Joint Proxy Statement/Prospectus.

4. Change or Revocation of Election. A holder of shares of Chester Valley Bancorp Inc. common stock who has made an election may at any time prior to the Election Deadline change such election by submitting to the Exchange Agent a revised Election Form, properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline.


5. Joint Forms of Election. Holders of shares of Chester Valley Bancorp Inc. common stock who make a joint election will be considered to be a single holder of such shares. Joint Election Forms and Letters of Transmittal may be submitted only by persons submitting certificates registered in different forms of the same name (e.g. "John Smith" on one certificate and "J. Smith" on another) and by persons who may be considered to own each other's shares by reason of the ownership attribution rules contained in Section 318(a) of the Internal Revenue Code of 1986, as amended. If this Election Form is submitted as a joint Election Form, each record holder of shares of Chester Valley Bancorp Inc. common stock covered hereby must properly sign this Election Form in accordance with Instruction B(1), attaching additional sheets if necessary. The signatures of such holders will be deemed to constitute a certification that the persons submitting a joint Election Form are eligible to do so.


6. Forms of Election Nominees. Any record holder of shares of Chester Valley Bancorp Inc. common stock who is a nominee may submit one or more Election Forms and Letters of Transmittal, indicating on the form or forms a combination of Elections covering up to the aggregate number of shares of Chester Valley Bancorp Inc. common stock owned by such record holder. However, upon the request of Willow Grove Bancorp, Inc. such record holders will be required to certify to the satisfaction of Willow Grove Bancorp, Inc. that such record holder holds such shares of Chester Valley Bancorp Inc. common stock as nominee for the beneficial owners of such shares. Each beneficial owner for whom such an Election Form is so submitted will be treated as a separate shareholder of Chester Valley Bancorp Inc. for purposes of allocating Willow Grove Bancorp, Inc. common stock and cash payments to be issued upon consummation of the Merger.

7. Shares as to Which No Election is Made. Holders of shares of Chester Valley Bancorp Inc. common stock who mark the "No Election" box on this Election Form, or who fail to submit a properly completed Election Form together with certificate(s) representing their shares of Chester Valley Bancorp Inc. common stock by the Election Deadline, or who revoke their previously submitted Election Form and fail to submit a properly completed Election Form together with certificate(s) representing their shares of Chester Valley Bancorp Inc. common stock ("Non-Electing Shareholder"), shall have their shares of Chester Valley Bancorp Inc. common stock converted into the right to receive a cash payment of $27.90 or shares of Willow Grove Bancorp, Inc. common stock for each share they own in accordance with the allocation and proration provisions set forth in the Merger Agreement. In addition, a holder who does not tender an Election for all of his or her shares will be deemed to be a Non-Electing Shareholder with respect to those shares not tendered.

B. General.

1. Signatures. The signature (or signatures, in this case of certificates owned by two or more joint holders of certificates for which a joint Election Form is submitted) on the Election Form should correspond exactly with the name(s) as written on the face of the certificate(s) unless the shares of Chester Valley Bancorp Inc. common stock described on this Election Form have been assigned by the registered holder(s), in which event this Election Form should be signed in exactly the same form as the name of the last transferee indicated on the transfer attached to or endorsed on the certificate(s). If this Election Form is signed by a person other than the registered owner of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by appropriate stock power(s), in either case signed by the registered owner(s) in the name(s) that appear on the certificate(s), and the signature(s) appearing on such endorsement(s) or stock power(s) and on this Election Form must be guaranteed by an eligible financial institution or broker who is a member/participant in a Medallion Program approved by the Securities Transfer Association, Inc. If this Election Form is signed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact or by any others acting in a representative or fiduciary capacity, the person signing, unless he or she is the registered owner, must give such person's full title in such capacity, and appropriate evidence of authority to act in such capacity must be forwarded to the Exchange Agent with this Election Form. The certificate(s) may be surrendered by a firm acting as agent for the registered holder(s) if such firm is a member of a registered national securities exchange or of the NASD or is a commercial bank or trust company in the United States.

2. Special Payment Instructions. If checks or certificates representing Willow Grove Bancorp, Inc. common stock are to be payable to the order of or registered in other than exactly the name(s) that appear(s) on the certificate(s) representing shares of Chester Valley Bancorp Inc. common stock being submitted herewith, the certificate(s) submitted herewith must be endorsed, or accompanied by appropriate signed stock power(s), and the signature(s) appearing on such endorsement(s) or stock power(s) and on this Election Form must be guaranteed by an eligible financial institution or broker who is a member/participant in a Medallion Program approved by the Securities Transfer Association, Inc. Please also complete the information in the box titled "Special Payment Instructions" on the Election Form.

3. Stock Transfer Taxes. It will be a condition to the issuance of any check or certificate representing shares of Willow Grove Bancorp, Inc. common stock in any name(s) other than the name(s) in which the surrendered certificate(s) for shares of Chester Valley Bancorp Inc. common stock is (are) registered that the person(s) requesting the issuance of such check or certificate repre-senting shares of Willow Grove Bancorp, Inc. common stock either pay to the Exchange Agent any transfer or other taxes required by reason of such issuance, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

4. Special Delivery Instructions. If checks or certificates representing shares of Willow Grove Bancorp, Inc. common stock are to be delivered to someone other than the registered holder(s), or to the registered holder(s) at an address other than that appearing above, please complete the information in the box titled "Special Delivery Instructions."

5. Lost Certificate. If your certificate(s) representing shares of Chester Valley Bancorp Inc. common stock has (have) been lost, stolen or destroyed, you should check the box on the face of the Election Form indicating that the certificate(s) is (are) lost, complete the rest of the form, including the Affidavit For Lost Stock Certificate(s) below and return it to the Exchange Agent, along with a check payable to Seaboard Surety Company in the amount of 1.5% of the market value of the lost certificate(s) (at $27.90 per share) and with any certificate(s) of Chester Valley Bancorp Inc. common stock in your possession (bond premium calculation: current market value x number of shares lost, stolen or destroyed x 1.5% = bond premium - example 100 shares of Chester Valley Bancorp Inc. x $27.90 MV x 1.5% = $41.85 bond premium (minimum $20.00). If your bond premium exceeds $1,500 you must contact Registrar and Transfer Company (800) 368-5948 immediately.

--------------------------------------------------------------------------------
                     AFFIDAVIT FOR LOST STOCK CERTIFICATE(S)
      The undersigned hereby attests and certifies the following: That I am the lawful owner of the certificate(s) listed on this letter of transmittal as lost. That a search for the certificate(s) has been conducted and that these certificate(s) cannot be located. That these certificate(s) have not been endorsed, hypothecated, sold or had their ownership pledged or encumbered in any form, whatsoever.

      In requesting the replacement of this certificate(s), I hereby agree that:
If these certificate(s) are subsequently located, they will be tendered for cancellation. That I indemnify, protect and hold harmless Willow Grove Bancorp, Inc., Seaboard Surety Company, and Registrar and Transfer Company, and any other party from and against all losses, expenses, costs and damages including legal fees that may be subjected to these parties at any time in the future as a result of the cancellation and replacement of the certificate(s). All rights accruing to these parties will not be limited by their negligence, breach of duty, accident, or other obligation on the part of or by any officer or employee of the parties.

      I acknowledge that the certificate(s) will be replaced under an insurance bond underwritten by Seaboard Surety Company. My check, payable to the Seaboard Surety Company, to cover the premium of 1.5% of the market value of the stock (minimum $20.00), is enclosed. I further acknowledge that any filing of an insurance application with materially false or misleading information is a fraudulent insurance act and may be considered a crime.

Sign Here:
          -----------------------------------

Co-Owner, if any:                              Date:                   , 20
                -----------------------------       -------------------    -----
--------------------------------------------------------------------------------

The Election Form and related documents cannot be processed until the lost, stolen or destroyed certificate(s) has (have) been replaced. If all the necessary documents are not returned prior to the Election Deadline, your Election will be deemed a "No Election."

6. Determination of Questions. All questions with respect to this Election Form and Elections made by holders of shares of Chester Valley Bancorp Inc. common stock (including, without limitation, questions relating to the time limits or effectiveness or revocation of any Elections and questions relating to computations as to allocations) will be determined by Willow Grove Bancorp, Inc. and/or the Exchange Agent, whose determination shall be conclusive and binding. Willow Grove Bancorp, Inc. shall have the absolute right to reject any and all Election Forms and Letters of Transmittal not in proper form or to waive any irregularities in any such form, although it does not represent that it will do so. Willow Grove Bancorp, Inc. and/or the Exchange Agent may, but are not required to, take reasonable action to inform holders of Chester Valley Bancorp Inc. common stock of any defects and may take reasonable action to assist such holders to correct any such defects; however, neither Willow Grove Bancorp, Inc. nor the Exchange Agent is under any obligation to notify a holder of shares of Willow Grove Bancorp, Inc. common stock of any defect in an Election Form.

7. Substitute Form W-9. Each shareholder is required to provide the Exchange Agent with a correct Taxpayer Identification Number on a Substitute Form W-9 and to indicate that the share-holder is not subject to backup withholding, if applicable.

8. Questions and Request for Information. Questions and requests for information or assistance relating to this Election Form should be directed to Registrar and Transfer Company, Investor Relations, telephone (800) 368-5948. Additional copies of this Election Form may be obtained from the Exchange Agent. Their address is:

                         Registrar and Transfer Company
                 10 Commerce Drive o Cranford, New Jersey 07016
                           Attn: Reorg/Exchange Dept.

                          ELECTION FORM FOR HOLDERS OF

                    CHESTER VALLEY BANCORP INC. STOCK OPTIONS


      This Election Form for Holders of Stock Options is being delivered to holders of options to purchase common stock of Chester Valley Bancorp Inc. ("Chester Valley"), in connection with the Agreement and Plan of Merger (the "Merger Agreement") between Chester Valley and Willow Grove Bancorp, Inc. ("Willow Grove"). Pursuant to the Merger Agreement, Chester Valley will merge with and into Willow Grove.

IMPORTANT NOTICE: In connection with the merger, you may choose (1) to convert your options to purchase shares of Chester Valley common stock into options to purchase shares of Willow Grove common stock with the effect described below, or
(2) to cancel your options to purchase shares of Chester Valley common stock in exchange for a cash payment in an amount described below. If you wish to receive the cash payment for canceling your stock option, you must make that election on this form and return it to Chester Valley or Willow Grove no later than the Effective Time of the merger. It is expected that the Effective Time of the merger will be 11:58 p.m. (Eastern Daylight Time) on August 31, 2005. If you do not make an election to receive cash in cancellation of your stock option by returning this Election Form prior to the Effective Time, your Chester Valley stock option shall automatically be converted, at the Effective Time, into an option to purchase Willow Grove common stock in the amount and at the exercise price described below.

      To be effective, the Election Form must be received prior to the Effective Time of the merger. Deliver or send your Election Form and, if you are not presently an employee of First Financial Bank or Philadelphia Corporation for Investment Services, a Substitute Form W-9 to either:

Mr. Joseph T. Crowley                  OR           Mr. Christopher E. Bell
Chester Valley Bancorp Inc.                         Willow Grove Bancorp, Inc.
100 East Lancaster Avenue                           Welsh and Norristown Roads
Downington, PA 19335                                Maple Glen, PA 19002

      If you have any questions about this Election Form, please call Joseph Crowley at Chester Valley, 610-269-9700, extension 3085, for assistance.

Description of Chester Valley Stock Options: For your convenience, a listing of each Chester Valley stock option you hold, setting forth the date of each option and the number of shares purchasable under the option, is enclosed with this Election Form.

ELECTION CHOICE (MARK ONLY ONE BOX)

[_] Election to Receive Cash for All Stock Options: I elect to cancel all of my Chester Valley stock options, in consideration for which Willow Grove shall pay to me, for each such Chester Valley stock option, an amount determined by multiplying (A) the number of shares of Chester Valley common stock purchasable under such Chester Valley stock option by (B) the excess (if any) of $27.90 over the exercise price per share under such Chester Valley stock option (a "Cash Election").

[_] Election to Convert All Stock Options into Willow Grove Stock Options: I elect to convert all of my Chester Valley stock options into options to purchase common stock of Willow Grove under the same terms as applied to my Chester Valley stock options except that the number of shares purchasable and the exercise price per share under each stock option will be adjusted as follows:

      (A) The number of shares which will be purchasable under my new Willow Grove stock option will equal 1.4823 (the exchange ratio in the merger) times the number of shares of Chester Valley common stock that are purchasable, immediately prior to the Effective Time, under my Chester Valley stock option, except that any fractional share of Willow Grove common stock that would result from this adjustment shall be rounded to the nearest whole share; and

      (B) The exercise price per share of Willow Grove common stock under the new Willow Grove stock option will equal the exercise price per share of Chester Valley common stock under my Chester Valley stock option divided by 1.4823 (the exchange ratio in the merger), except that this exercise price will be rounded up to the nearest cent.

[_] Election to Receive Cash for One or More Chester Valley Stock Options and Convert Other Chester Valley Stock Options into Willow Grove Stock Options (available only if you own more than one stock option): I elect to cancel my Chester Valley stock option(s) dated _______________________________ in consideration of a cash payment as described above, and I elect to convert all of my other Chester Valley stock options into options to purchase shares of Willow Grove common stock as described above.

      IMPORTANT: IF YOU DO NOT SPECIFY YOUR ELECTION BY CHECKING ONE BOX ABOVE, OR IF YOU CHECK MORE THAN ONE BOX, IT WILL BE ASSUMED THAT YOU HAVE NO PREFERENCE AND YOUR CHESTER VALLEY STOCK OPTIONS AUTOMATICALLY WILL BE CONVERTED INTO OPTIONS TO PURCHASE WILLOW GROVE COMMON STOCK AS DESCRIBED ABOVE.

      If your Chester Valley stock options are to be converted into Willow Grove stock options, the term or duration of the new Willow Grove option will be the same as that of the Chester Valley options they replace. The new Willow Grove stock options issued to you upon conversion of your Chester Valley stock options will be administered by the compensation committee of the board of directors of Willow Grove.

      The election set forth above may be revoked only by signing and delivering a new Election Form for Stock Options to Chester Valley or Willow Grove prior to the Effective Time.

      The expected Effective Time disclosed above is the time at which the merger presently is expected to become effective. The merger may become effective at a later time, but will not become effective any earlier than the expected Effective Time set forth above.

                               SIGN HERE:

                               ------------------------------------------------
                               Signature of Chester Valley Stock Option Grantee


                               ------------------------------------------------
                               Print Name


NOTE: Holders of Chester Valley stock options who are not employees of First Financial Bank or Philadelphia Corporation for Investment Services should return a Substitute Form W-9 (copy enclosed) with this Election Form.

Additional Information and Where to Find It. In connection with the proposed merger, a registration statement on Form S-4 and an amendment thereto were filed with the SEC and the registration statement became effective on April 27, 2005. SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Shareholders are able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Chester Valley Bancorp by calling Joseph T. Crowley, or from Willow Grove Bancorp by calling Christopher E. Bell.

--------------------------------------------------------------------------------
                    PAYER'S NAME: Willow Grove Bancorp, Inc.
--------------------------------------------------------------------------------
SUBSTITUTE
Form W-9
Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer
Identification Number

(See Instruction B(7))

Please fill in your name
and address below.

--------------------------------------------------------------------------------
Name

--------------------------------------------------------------------------------
Business name, if different from above

Check appropriate box:

[_]  Individual/Sole proprietor
[_]  Corporation
[_]  Partnership
[_]   Other

--------------------------------------------------------------------------------
Address (number and street)

--------------------------------------------------------------------------------
City, State and Zip Code
--------------------------------------------------------------------------------
Part 1 -- TAXPAYER IDENTIFICATION NO. - FOR ALL ACCOUNTS ENTER YOUR TAXPAYER IDENTIFICATION NUMBER IN THE APPROPRIATE BOX. FOR MOST INDIVIDUALS AND SOLE PROPRIETORS, THIS IS YOUR SOCIAL SECURITY NUMBER. FOR OTHER ENTITIES, IT IS YOUR EMPLOYER IDENTIFICATION NUMBER. IF YOU DO NOT HAVE A NUMBER, SEE "HOW TO OBTAIN A TIN" IN THE ENCLOSED GUIDELINES.

Note: If the account is in more than one name, see the chart on the enclosed Guidelines to determine what number to enter.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            Social Security Number(s)

                                       OR

--------------------------------------------------------------------------------
                        Employer Identification Number(s)

--------------------------------------------------------------------------------
Part 2 -- Certification -- For Payees Exempt from Backup Withholding (see enclosed Guidelines) - Under penalties of perjury, I certify that: (1) The number shown on the form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and (2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. person (including a U.S. resident alien).
--------------------------------------------------------------------------------
Part 3 --

Awaiting TIN  [_]
--------------------------------------------------------------------------------
Certificate Instructions -- You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return and you have not been notified by the IRS that you are no longer subject to backup withholding. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to and individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the enclosed Guidelines).

SIGNATURE                                         DATE                  , 20
         --------------------------------------       ------------------    ----
--------------------------------------------------------------------------------
       NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING AT THE APPLICABLE WITHHOLDING RATE OF ANY PAYMENTS MADE TO YOU
      PURSUANT TO THE MERGER. PLEASE REVIEW INSTRUCTION B(7) FOR ADDITIONAL
                                  INFORMATION.

  YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3
                             OF SUBSTITUTE FORM W-9

--------------------------------------------------------------------------------
             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to you within 60 days, you are required to withhold the applicable withholding rate of all reportable payments thereafter made to me until I provide a number.

                                                                        , 20
--------------------------------------  --------------------------------    ----
               Signature                              Date
--------------------------------------------------------------------------------


                                       5